UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 IMPATH INC.
                  ------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.005 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  45255G101
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                            February 3, 2003
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 14


CUSIP NO. 45255G101              SCHEDULE 13D                    Page 2 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,553,391**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,553,391**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,391**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 45255G101              SCHEDULE 13D                    Page 3 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,553,391**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,553,391**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,391**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 45255G101              SCHEDULE 13D                    Page 4 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,553,391**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,553,391**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,391**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 45255G101              SCHEDULE 13D                   Page 5 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                 RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       1,553,391**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  1,553,391**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,553,391**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              IN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 45255G101              SCHEDULE 13D                    Page 6 of 14

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of Common Stock, $0.005 par value (the "Common Stock") of IMPATH Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 521 West 57th Street, New York, New York 10019.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP II (collectively, the "Reporting Persons").

Blum L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum L.P. is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum L.P. is RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum L.P.
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway   Managing Partner,
Managing Partner      Suite 400                         Blum L.P.
& Director            San Francisco, CA 94133

Claus J. Moller       909 Montgomery St.       Denmark  Managing Partner,
Managing Partner      Suite 400                         Blum L.P.
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 45255G101            SCHEDULE 13D                     Page 7 of 14

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Kevin A. Richardson II 909 Montgomery St.      USA      Partner,
Partner                Suite 400                        Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil     Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Murray A. Indick      909 Montgomery St.       USA        Partner and
Partner, General      Suite 400                           General Counsel,
Counsel & Secretary   San Francisco, CA 94133             Blum L.P.

Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners II, L.P. ("Blum Strategic II") and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG ("Blum Strategic KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------
Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.       Norway    Managing Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133



CUSIP NO. 45255G101            SCHEDULE 13D                     Page 8 of 14

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Claus J. Moller      909 Montgomery St.       Denmark   Managing Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

John C. Walker       909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Kevin A. Richardson II 909 Montgomery St.      USA       Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil    Partner,
Managing Member       Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum L.P.

Murray A. Indick      909 Montgomery St.       USA       Partner and
Member                Suite 400                          General Counsel,
                      San Francisco, CA 94133            Blum L.P.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



CUSIP NO. 45255G101            SCHEDULE 13D                     Page 9 of 14

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum L.P.'s limited partnerships and investment advisory clients and each of the partnerships for which Blum GP II serves as the sole general partner and managing limited partner.

Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-Q, there were 16,329,233 shares of Common Stock issued and outstanding as of September 20, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 776,691 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited


CUSIP NO. 45255G101            SCHEDULE 13D                     Page 10 of 14

partnership for which it serves as the managing limited partner, which represents 4.8% of the outstanding shares of the Common Stock; (ii) 441,600 shares of the Common Stock held by Blum L.P. and RCBA, Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, which represents 2.7% of the outstanding shares of the Common Stock; and (iii) 278,800 shares of the Common Stock that are legally owned by Carpenters Pension Trust for Southern California ("Carpenters"), 33,800 shares of the Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC") and 23,300 shares of the Common Stock that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund")(collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. The Investment Advisory Clients represent 2.0% of the outstanding shares of the Common Stock. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. Each of the Investment Advisory Clients, has entered into an advisory agreement with Blum L.P., but none of the Investment Advisory Clients has any contract, arrangement or understanding with any other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each of the Investment Advisory Clients disclaims membership in a group with any Reporting Person or with any other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account. Voting and investment power concerning the above shares are held solely by Blum L.P. and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 972,791 shares of the Common Stock, which is 6.0% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP II has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., managing members and members of Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP II.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Investment partnerships for       01/09/03        4,400     20.21470
which Blum L.P. serves as the     01/10/03        3,000     20.13560
general partner                   01/13/03        1,000     21.81810


CUSIP NO. 45255G101            SCHEDULE 13D                     Page 11 of 14

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Investment partnerships for       01/14/03       42,300     21.38220
which Blum L.P. serves as the     01/15/03       26,600     20.80810
general partner                   01/16/03       32,100     21.31380
                                  01/17/03        7,000     21.33900
                                  01/23/03        9,800     21.07680
                                  01/24/03       20,000     20.98890
                                  01/27/03       23,200     20.40270
                                  01/28/03       17,800     20.17220
                                  01/29/03       12,600     20.51710
                                  01/30/03       16,600     20.03480
                                  01/31/03       13,400     19.86870
                                  02/03/03       21,800     19.94370
                                  02/04/03       31,400     19.67370
                                  02/05/03       21,900     19.65450
                                  02/06/03       32,200     18.83140
                                  02/07/03       15,200     18.99990
                                  02/10/03       28,600     18.13470
                                  02/11/03       32,100     16.81010
                                  02/12/03       28,600     17.93010

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------

The limited partnerships for      01/09/03          158     20.21468
which Blum GP II serves as        01/09/03        7,642     20.21470
the general partner and the       01/10/03        5,400     20.13560
managing limited partner          01/13/03        1,568     21.81810
                                  01/13/03           32     21.81812
                                  01/14/03       75,400     21.38220
                                  01/15/03       47,500     20.80810
                                  01/16/03       57,502     21.31380
                                  01/17/03       12,247     21.33900
                                  01/17/03          253     21.33901
                                  01/23/03          358     21.07679
                                  01/23/03       17,342     21.07680
                                  01/24/03       35,000     20.98890
                                  01/27/03       40,900     20.40270
                                  01/28/03          638     20.17219
                                  01/28/03       30,962     20.17220
                                  01/29/03       22,500     20.51710
                                  01/30/03       29,089     20.03480
                                  01/31/03       23,600     19.86870
                                  02/03/03          758     19.94369
                                  02/03/03       36,642     19.94370
                                  02/04/03       54,150     19.67370
                                  02/05/03       38,400     19.65450
                                  02/06/03       55,850     18.83140
                                  02/07/03       26,063     18.99990
                                  02/07/03          537     18.99991


CUSIP NO. 45255G101            SCHEDULE 13D                     Page 12 of 14

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The limited partnerships for      02/10/03       49,900     18.13470
which Blum GP II serves as        02/11/03       56,300     16.81010
the general partner and the       02/12/03       50,000     17.93010
managing limited partner

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
The Investment Advisory Clients   01/09/03        3,300     20.21470
for which Blum L.P. serves as     01/10/03        2,300     20.13560
investment advisor                01/13/03          500     21.81810
                                  01/14/03       33,000     21.38220
                                  01/15/03       20,900     20.80810
                                  01/16/03       25,300     21.31380
                                  01/17/03        5,500     21.33900
                                  01/23/03        7,900     21.07680
                                  01/24/03       15,000     20.98890
                                  01/27/03       17,700     20.40270
                                  01/28/03       13,800     20.17220
                                  01/29/03        9,900     20.51710
                                  01/30/03       12,800     20.03480
                                  01/31/03       10,000     19.86870
                                  02/03/03       15,800     19.94370
                                  02/04/03       22,900     19.67370
                                  02/05/03       16,200     19.65450
                                  02/06/03       23,800     18.83140
                                  02/07/03       11,400     18.99990
                                  02/10/03       21,500     18.13470
                                  02/11/03       24,200     16.81010
                                  02/12/03       21,400     17.93010

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of Carpenters, UBC and The Common Fund.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A Joint Filing Undertaking.


CUSIP NO. 45255G101             SCHEDULE 13D                    Page 13 of 14

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck                By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial Officer      Partner, Chief Financial Officer
     and Assistant Secretary                and Assistant Secretary



BLUM STRATEGIC GP II, L.L.C.          /s/ Marc T. Scholvinck
                                      ---------------------------------------
                                      RICHARD C. BLUM

By  /s/ Marc T. Scholvinck           By  Marc T. Scholvinck, Attorney-in-Fact
     -------------------------------
        Marc T. Scholvinck, Member






CUSIP NO. 45255G101             SCHEDULE 13D                    Page 14 of 14

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 13, 2003

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Marc T. Scholvinck                By  /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial Officer      Partner, Chief Financial Officer
     and Assistant Secretary               and Assistant Secretary




BLUM STRATEGIC GP II, L.L.C.          /s/ Marc T. Scholvinck
                                      ---------------------------------------
                                      RICHARD C. BLUM

By  /s/ Marc T. Scholvinck           By  Marc T. Scholvinck, Attorney-in-Fact
     -------------------------------
        Marc T. Scholvinck, Member